UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2023

Commission File Number: 001-39810

IDEX Biometrics ASA

(Translation of registrant’s name into English)

Dronning Eufemias gate 16

Oslo, Norway

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

INCORPORATION BY REFERENCE

This Report on Form 6-K and Exhibits 99.1, 99.3, 99.4, 99.6 and 99.7 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-250186) and registration statements on Form S-8 (File Nos. 333-254083, 333-259210 and 333-265481) of IDEX Biometrics ASA (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Submission of Matters to a Vote of Security Holders

On May 23, 2023, the Company held its annual general meeting. The Company issued a press release following the meeting announcing the results of matters voted on during the meeting, a copy of which is attached to this Form 6-K as Exhibit 99.1.

Grant of Incentive Subscription Rights

On May 22, 2023, the Company issued a press release announcing the grant of incentive subscription rights pursuant to the Company’s 2022 Incentive Subscription Rights Plan, including grants to primary insiders of the Company. A copy of this press release is attached to this Form 6-K as Exhibit 99.2.

Quarterly Information

On May 23, 2023, the Company published its Interim Report for the quarter ended March 31, 2023 and issued a press release providing commentary thereon. The Interim Report and press release are attached to this form 6-K as Exhibits 99.3 and 99.4, respectively.

On May 23, 2023, the Company also published a Company Presentation for the quarter ended March 31, 2023. The Company Presentation is attached to this form 6-K as Exhibit 99.5.

Unregistered Sales of Equity Securities

On May 24, 2023, the Company announced a contemplated private placement of new shares in the Company. The press release announcing the contemplated placement is attached to this Report on Form 6-K as Exhibit 99.6.

On May 24, 2023, the Company announced the successful completion of the aforementioned private placement. The press release announcing the completion of the placement is attached to this Report on Form 6-K as Exhibit 99.7.

The information with respect to the Grant of Incentive Subscription Rights and Company Presentation contained in this Report on Form 6-K and Exhibits 99.2 and 99.5 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), unless expressly set forth by specific reference in such a filing.

DISCLAIMER

This Report on Form 6-K, including the exhibits hereto, is not an offer of securities for sale in the United States. The securities referred to in this Report on Form 6-K, including the exhibits hereto, have not been and will not be registered under the Securities Act, and accordingly may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in accordance with applicable U.S. state securities laws. The Company does not intend to register any part of the offering or their securities in the United States or to conduct a public offering of securities in the United States. Any sale in the United States of the securities mentioned in this Report on Form 6-K, including the exhibits hereto, will be made to “qualified institutional buyers” as defined in Rule 144A under the Securities Act or, with respect to institutions or to any existing director or executive officer of the Company only, “accredited investors” as defined in Regulation D under the Securities Act.

RISK FACTORS

The Company’s business faces significant risks. You should carefully consider all of the information set forth in this Report on Form 6-K and in the Company’s other filings with the United States Securities and Exchange Commission (the “SEC”), including the risk factors set forth in its Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 26, 2023. The Company’s business, financial condition, results of operations and growth prospects could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. The Company’s results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described in its Annual Report and other SEC filings.

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated May 23, 2023 announcing the results of the Annual General Meeting
99.2	Press release dated May 22, 2023 announcing the grant of incentive subscription rights
99.3	Interim Report for the quarter ended March 31, 2023
99.4	Press release dated May 23, 2023 announcing the Interim Report
99.5	Company Presentation for the quarter ended March 31, 2023
99.6	Press release dated May 24, 2023, announcing the contemplated private placement
99.7	Press release dated May 24, 2023, announcing the completed private placement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IDEX BIOMETRICS ASA

Date: May 25, 2023	By:	/s/ Vincent Graziani
Name: Vincent Graziani
Title: Chief Executive Officer